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SEC FILE NUMBER
000-27598

CUSIP NUMBER
462684101

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	July 1, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Iridex Corporation

Full Name of Registrant

Former Name if Applicable
1212 Terra Bella Avenue

Address of Principal Executive Office (Street and Number)
Mountain View, CA 94043

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     The Registrant was unable to file its Quarterly Report on Form 10-Q for the fiscal quarter ended July 1, 2006 (the “Form 10-Q”) by the prescribed due date of August 15, 2006 without unreasonable effort and expense. The Registrant recently received information claiming the Registrant had intentionally recognized revenues prematurely in its fourth fiscal quarter of 2004 for a $64,000 order delivered in December 2004; the customer paid fully for the order in the first quarter of 2005. As a result of the claim, the audit committee of the Registrant’s board of directors has undertaken an external review supported by outside counsel of the facts and circumstances concerning this matter and related revenue recognition practices. The Registrant is deferring the filing of the Form 10-Q for its second fiscal quarter of 2006, pending the outcome of this review.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Larry Tannenbaum	(650)	962-8848
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant anticipates that its operating results for the quarterly period ended July 1, 2006 will be as announced in the press release dated August 3, 2006 and furnished as an exhibit to the Periodic Report on Form 8-K filed August 3, 2006.
Notice Concerning Forward-Looking Statements
The statements above regarding the expected timing to conclude the review that was undertaken by the audit committee as described above, the Registrant’s anticipated timing of filing its Form 10-Q for the second quarter of fiscal 2006 and the Registrant’s expected operating results for the second quarter of fiscal 2006 are forward-looking statements which are subject to risks and uncertainties that could cause actual results to differ from those currently expected by management or contained in these forward-looking statements. These risks include, among others, uncertainties regarding the timing of the completion of the review that was undertaken by the audit committee as described above, uncertainties regarding the timing of the Registrant’s completion of the Form 10-Q for the second quarter of fiscal 2006, as well as risks of subsequent adjustments to financial results. Readers are also referred to the “Risk Factors” section of the Registrant’s Annual Report on Form 10-K dated March 31, 2006 as filed with the Securities and Exchange Commission on April 3, 2006. In addition, any forward-looking statements represent the Registrant’s views only as of today and should not be relied upon as representing the Registrant’s views as of any subsequent date.

Iridex Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 15, 2006	By	/s/ Larry Tannenbaum

Larry Tannenbaum Chief Financial Officer and Senior Vice President Finance and Administration